UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Andina Acquisition Corp. II

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G0441P104

(CUSIP Number)

January 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0441P104	13G
1	NAMES OF REPORTING PERSONS Owen Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G0441P104	13G
1	NAMES OF REPORTING PERSONS Alan S. Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

	(a)	Name of Issuer:

Andina Acquisition Corp. II

	(b)	Address of Issuer’s Principal Executive Offices:

250 West 57th Street
Suite 2223
New York, New York 10107

Item 2.

1.	(a)	Name of Person Filing:	Owen Associates LLC
	(b)	Address of Principal Business Office, or, if None, Residence:
1 Old Country Road, Suite 390
Carle Place, New York 11514
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G0441P104

2.	(a)	Name of Person Filing:	Alan S. Silverman
	(b)	Address of Principal Business Office, or, if None, Residence:
1 Old Country Road, Suite 390
Carle Place, New York 11514
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G0441P104

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with§240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with§240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing is a non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J) please specify the type of institution.

Item 4.	Ownership.

1.	Owen Associates, LLC:
	(a)	Amount beneficially owned: 0 shares.
	(b)	Percent of class: 0%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0 shares.
		(ii)	Shared power to vote or to direct the vote: 0 shares.
		(iii)	Sole power to dispose or to direct the disposition of: 0 shares.
		(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

2.	Alan S. Silverman:
	(a)	Amount beneficially owned: 0, shares. Alan S. Silverman is the Managing Member of Owen Associates LLC.
	(b)	Percent of class: 0%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0 shares.
		(ii)	Shared power to vote or to direct the vote: 0 shares.
		(iii)	Sole power to dispose or to direct the disposition of: 0 shares.
		(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

Exhibit A, a Joint Filing Agreement, was previously filed with a Schedule 13G, dated October 31, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Instruction:	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each party certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2018

OWEN ASSOCIATES LLC

	By:	/s/ Alan S. Silverman
Alan S. Silverman, Managing Member

/s/ Alan S. Silverman
Alan S. Silverman

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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